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                             December 20, 2023

       Carey Dorman
       Executive Vice President, Chief Financial Officer
       Element Solutions Inc
       500 East Broward Boulevard
       Suite 1860
       Fort Lauderdale, Florida 33394

                                                        Re: Element Solutions
Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Filed
February 21, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-36272

       Dear Carey Dorman:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 29

   1. Please expand your discussion and analysis of the line items comprising your results of operations to
quantify the impact when multiple factors contribute to the changes in these line items. One
example is your analysis of the Electronic segment   s net sales
                                                        increase for Circuitry
Solutions in which you note the increase in organic net sales of 5%
                                                        was primarily due to
(a) growth in the memory disk business in the first half of 2022, (b)
                                                        new customer wins, and
(c) pricing actions, without quantifying these three factors.
                                                        Further, the analysis
of net sales should include the extent to which changes are
                                                        attributable to changes
in prices, to changes in the volume or amount of goods or services being sold, and/or to
the introduction of new products. Refer to Item 303(b)(2) of
                                                        Regulation S-K and
Section 501.12 of the Financial Reporting Codification for guidance.
 Carey Dorman
FirstName LastNameCarey   Dorman
Element Solutions Inc
Comapany20,
December  NameElement
              2023       Solutions Inc
December
Page 2    20, 2023 Page 2
FirstName LastName
2. Please provide a comprehensive discussion of the material factors impacting the line items impact your operating results. One example is income tax expense that refers to the footnote disclosure rather than providing an analysis. As a global company generating approximately 75% of net sales outside of the United States for the periods presented with foreign earnings before income taxes having a varied percentage of total income before income taxes and non-controlling interests with the earnings from your foreign operations increasing the statutory rate to arrive at the effective tax rate, it would appear a detailed analysis of your effective tax rate for each period presented along with an analysis of your foreign earnings as compared to your US earnings would be useful for investors to better understand the material drivers impacting taxes. Refer to Item 303(b)(2) of Regulation S-
         K and Section 501.12 of the Financial Reporting Codification for guidance.
Form 8-K Filed February 21, 2023

Exhibit 99.1

3. For each non-GAAP measure presented, please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of
         the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, we note your presentation of percentage change in Adjusted EBITDA, adjusted
         EBITDA change on a constant currency basis, Adjusted EBITDA margin along with the basis point / percentage change, and net debt to adjusted EBITDA ratio without presenting the comparable margin, percentage or ratio calculated using the most comparable US
         GAAP measures. As applicable, also address this comment and any of the other non-
         GAAP measure comments to your Forms 10-K and 10-Q presentations.
4. We note the introduction into your presentation of non-GAAP measures, which refers to all of the measures as performance measures, including free cash flow. We further note the reconciliation of free cash flow is from cash flows from operating activities, a liquidity measure. As such, please revise your disclosures provided in accordance with Items
         10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K to consistently characterize your presentation of free cash flow. Refer to Question 102.07 of the Compliance and
         Disclosure Interpretations for Non-GAAP Financial Measures for additional guidance.
5. We note your disclosure that for fiscal year 2023 you expect free cash flow of approximately $275 million. We further note your statement that you have not provided reconciliations of this forward-looking non-GAAP measure based on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K. Please tell us your consideration of disclosing the amount of expected capital expenditures for fiscal year 2023 here or within the Liquidity and Capital Resources section of MD&A with reference to the guidance in
         Item 303(b)(1) of Regulation S-K and Sections 501.03 and 501.13 of the Financial
         Reporting Codification to allow an investor to have some insight into the most comparable
         US GAAP amount.
 Carey Dorman
Element Solutions Inc
December 20, 2023
Page 3
6. We note that you include adjustments to income tax expense to arrive at adjusted net income attributable to common stockholders and adjusted earnings per share to arrive at an adjusted effective tax rate of 20%. Considering the US statutory rate is 21% and that
         75% of your business is outside of the US that results in a net increase to your effective tax rate, it is unclear how an adjusted effective tax rate of 20% for non-GAAP purposes is appropriate and reflective of the tax environment in which your business operates. Please advise with reference to Question 102.11 of the Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures.
Form 10-Q for Fiscal Quarter Ended September 30, 2023

2. Acquisitions
ViaForm Distribution Rights, page 8

7. We note your disclosures regarding your termination of a long-standing distribution agreement related to your ViaForm electrochemical deposition products on June 1, 2023, and that you are accounting for the transaction as a reacquired right. Please provide us with your analysis of the material terms of the transaction and your assessment of the relevant accounting guidance in concluding that this was an asset acquisition rather than the cancellation of a contract.
7. Financial Instruments
Fair Value Measurements, page 13

8. Please expand your disclosures here or in Note 5 to provide the quantified information about the significant unobservable inputs used in the fair value measurement of the
         Graphic Solutions reporting unit in accordance with ASC
820-10-50-2.bbb.2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameCarey Dorman
                                                              Division of
Corporation Finance
Comapany NameElement Solutions Inc
                                                              Office of
Industrial Applications and
December 20, 2023 Page 3                                      Services
FirstName LastName